Exhibit 99.2

3rd quarter results for FY 2013

(period ended 31 March 2013)

Supplemental information to management discussion

April 24, 2013

ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034

PRIMA BIOMED

1

Important Notice

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR, Deutsche Börse: YP1B.F and NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please contact Prima BioMed and/or refer to the Company’s website for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

PRIMA BIOMED

Highlights of the 3rd Quarter

Start of CANVAS trial of CVac in Europe

EUR 3.8 million grant to support CVac development from the Saxony Development Bank (Germany) co-funds:

- Phase 2 pilot trials in additional cancer targets

- Manufacturing optimization programs

- Additional immune monitoring

Departure of Neil Frazer, Chief Medical Officer:

- Continue as a consultant through December 31

Announced SPP and option entitlement offer

PRIMA BIOMED

R&D Update

CAN-003: upcoming data for all 63 patients:

- Final immune monitoring data in 3rd quarter of CY 2013

- Final PFS and initial OS data in 4th quarter of CY 2013

CAN-004 (CANVAS) - controlled roll-out continues:

- 31 cell collection centers activated and eligible to receive patients for the trial, up from 22 last quarter

- 30 clinical centers activated and allowed to recruit patients, up from 26 sites

- 43 patients have consented to participate & screened; 32 patients met study criteria and randomized

- Seven patients have doses confirmed; 2 patients at dose 4 of the 6 treatments

PRIMA BIOMED

Clinical Leadership Update

Two new consultants added to the clinical leadership team (announced after end of quarter):

- Holbrook Kohrt, MD, PhD - Instructor of Medicine, Division of Oncology, Stanford University School of Medicine; PhD in clinical trial design & tumor immunology

- Pamela Klein, MD - Founder & President of PMK BioResearch; track record in oncology development at Intellikine, Genentech & National Cancer Institute

Strong experience in immunotherapy & biologics as well as oncology clinical development

PRIMA BIOMED

Financial results for the Quarter ended 31 March 2013*

Net cash outflow for the quarter:

A$ 2.86 million

Net cash outflow for first three quarters of FY:

A$ 12.8 million

Cash from R&D tax incentive & grant reimbursements:

A$ 1.54 million

Cash & term deposits at end of quarter:

A$ 25.17 million

Projected loss for FY 2013:

A$ 20 million

*according to International Financial Reporting Standards (IFRS). Results to be read in conjunction Appendix 4C published in compliance with ASX listing rules.

PRIMA BIOMED

Capital raising - SPP

Share purchase plan open to shareholders of record (Australian and New Zealand shareholders only) on 28th of March 2013;

Closing date of SPP: 10th of May

Goal to raise about A$ 15 million

Details announced to ASX and sent via post

For questions, contact BoardRoom:

- 1300 737 760 (within Australia)

- +61 2 9290 9600 (outside Australia)

Eligible shareholders may invest up to A$ 15,000

Price will be the 10-day VWAP prior to the date New Shares issued on 17 May 2013 less 5% discount

PRIMA BIOMED

Capital raising - Options Entitlement

Announced a planned options entitlement offer

Details will be made available in a prospectus

Plan to offer to Australian & New Zealand shareholders on the record date for the Entitlement Offer which is expected to be 21 May 2013

Purchase price planned for A$ 0.02 per option (entitled to one option for every fours shares) with a four year expiration and A$ 0.20 exercise price

Entitlement is not transferable

Purchased options expected to trade on ASX

PRIMA BIOMED

Extraordinary General Meeting

Directors would like to participate in SPP up to their maximum allowable entitlement

EGM announced for 16th of May 2013

Request for shareholder approval to allow a placement to directors of up to A$ 2 million of Prima shares at the same terms as the SPP in the event of an SPP shortfall

PRIMA BIOMED

Use of funds

Co-fund three phase 2 trials of CVac in additional cancer indications and continue our ongoing clinical programs in ovarian cancer

Continue CVac manufacturing optimization to move toward our goal of a commercially successful and global product manufacturing platform

Provide general working capital for the Company and add security to our balance sheet

PRIMA BIOMED